UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Atlas U.S. Tactical Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Atlas Asset Management, LLC

Buchanan Office Center

Road 165 #40, Suite 201

Guaynabo, Puerto Rico 00968

Telephone Number (including area code):

+1 787-781-1301

Name and address of agent for service of process:

Kevin R. Bettsteller, Esq.

DLA Piper LLP (US)

2000 Avenue of the Stars

Suite 400 North Tower

Los Angeles, CA 90067

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

	Yes		No
☒		☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Guaynabo, Puerto Rico, as of the 24th day of May, 2021.

Atlas U.S. Tactical Income Fund, Inc.

By:	/s/ Paul Hopgood
	Name:	Paul Hopgood
	Title:	President

Attest:	/s/ Jaime Pandal
Name:	Jaime Pandal
Title:	Vice President and Secretary